
Mail Stop 4546

May 10, 2017

Thomas Liquard
Chief Executive Officer
Immuron Limited
Suite 1, 1233 High Street
Armdale, Victoriz, Australia 3143

      Re: Immuron Limited
              Amendment No. 4 to Registration Statement on Form F-1
              Filed May 8, 2017
              File No. 333-215204

Dear Mr. Liquard:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 39

1. It appears that the table on page 40 does not reflect the total consideration paid by purchasers in this offering, which is $21.00 per ADS ($0.525 per share or $8.75 million), as the total consideration paid by purchasers in this offering is not after deducting underwriting discounts and commissions. Please revise.

Principal Shareholders, page 96

2. Please revise to provide the natural person with voting and/or dispositive power over the shares held by Inverarey Pty Ltd and Associates and Authentics Australia Pty. Ltd.

Exhibit 8.1

3. It appears that you intend to use a short-form tax opinion. Please revise the disclosure under "Taxation" in the prospectus to clearly state that it is the opinion of counsel and to identify and articulate the opinions being rendered by counsel. Please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also remove the language throughout stating that these sections are summaries or that certain tax consequences will "generally" occur. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Darrin Ocasio, Esq.
        Sichenzia Ross Ference Kesner LLP